SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 11-K

         Annual Report Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934

  (Mark One)

X   Annual report pursuant to Section 15(d) of the Securities Exchange  Act of 1934 (Fee Required)

  For the fiscal year ended December 31, 1995

                               OR

    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

  For the transition period from                             to

  Commission file number 1-5985

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      NEWCOR SAVINGS PLAN

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          NEWCOR, INC.
                  1825 S. Woodward, Suite 240
                Bloomfield Hills, Michigan 48302
                         (810) 253-2400
                           SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


NEWCOR SAVINGS PLAN


Date  September 27, 1996                By/s/Fred Davenport

                                     Fred Davenport
                                   ___________________________
                                     Newcor, Inc.

                 NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES
                                  _______


                 REPORT ON AUDITS OF FINANCIAL STATEMENTS

                        AND SUPPLEMENTAL SCHEDULES

              for the years ended December 31, 1995 and 1994
                  NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                       INDEX OF FINANCIAL STATEMENTS
                        AND SUPPLEMENTAL SCHEDULES
                                  _______



                                                            Pages

Report of Independent Accountants                               2


Financial Statements:

 Statement of Net Assets Available for Plan Benefits
    as of December 31, 1995 and 1994                            3

 Statement of Changes in Net Assets Available for
    Plan Benefits for the Years Ended December 31,
    1995 and 1994                                               4

 Notes to Financial Statements                               5-10


Supplemental Schedules:

 Item 27a -    Schedule of Assets Held for Investment
    Purposes at December 31, 1995                              11

 Item 27d -    Schedule of Reportable Transactions
    for the Year Ended December 31, 1995                    12-14
               REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of
Newcor, Inc. Savings Plan for Employees:

We have audited the accompanying statements of net assets available for plan benefits of Newcor, Inc. Savings Plan for Employees as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Newcor, Inc., Savings Plan for Employees as of December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


COOPERS & LYBRAND L.L.P.





Detroit, Michigan
August 20, 1996
                  NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     as of December 31, 1995 and 1994
                                  _______



                                               1995        1994

Assets
Investments, at fair value                  $7,811,400   $6,463,400
Accrued interest                                    0         9,400
Cash                                                0        12,600

  Total assets available for plan benefits  $7,811,400   $6,485,400


             The accompanying notes are an integral
               part of the financial statements.
                  NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                    STATEMENT OF CHANGES IN NET ASSETS
                        AVAILABLE FOR PLAN BENEFITS

              for the years ended December 31, 1995 and 1994
                                  _______



                                                 1995           1994

Additions:
  Employee contributions                     $1,248,300     $1,108,200
  Investment income:
   Interest and dividend income                 466,900        282,900
   Net appreciation (depreciation) in fair
       value of investments                     209,200       (147,200)

         Total additions                      1,924,4001,243,900

Deductions:
  Participant distributions                    598,400      1,092,300


           Net increase                        1,326,000       151,600

Net assets available for plan benefits:
  Beginning of year                            6,485,400     6,333,800

  End of year                               $ 7,811,400     $6,485,400
             The accompanying notes are an integral
               part of the financial statements.
                  NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

                       NOTES TO FINANCIAL STATEMENTS
                                  _______



1. Description of the Plan:

   The Plan is a defined contribution plan adopted effective May 1, 1985 covering eligible employees of Newcor, Inc.

   Information about the Plan and the vesting, benefit and allocation provisions is contained in the plan agreement. Copies of this document are available from the employer.

   Participants may make contributions to the Plan up to a maximum amount as specified in IRS Section 402(G).

   The employer has the right to amend or terminate the Plan at any time. In the event that the Plan is terminated, all participants' accounts become fully vested.


2. Significant Accounting Policies:

   The fair value of investments held by the Plan in collective investment funds are stated at quoted market prices on the last business day of the plan year. Investments in guaranteed investment contracts, which are insurance company issued contracts, are stated at contract price.

   The fair value of investments in common stock funds is stated at the quoted market prices on the last business day of the plan year.

   Expenses incurred in connection with the operation of the Plan are borne by the employer.

   The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management at times to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

   The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3. Investments:

   The Plan's investments are held by a trust fund. The following table presents the fair value of investments as of December 31, 1995 and 1994:

                                                          1995

    American Funds Investments:
         Bond Fund of America                           $ 204,400
         Cash Management Trust                          2,497,200
         Euro Pacific Growth Fund                         524,700
         Income Fund of America                           969,900
         Investment Company of America                  1,110,300
         New Perspective Fund                             873,400

    Guaranteed Insurance Contracts                      1,631,500

             Total                                    $7,811,400



                                                          1994

    Comerica Bank Cash, Short-Term Investment
         (cash equivalents) Fund, including
         guaranteed investment contracts               $2,785,300
    Comerica Bank Guaranteed Investment
         Contract Fund                                    958,700
    Comerica Bank Equity Fund                           1,246,100
    Comerica Bank Balanced Fund                           816,200
    Comerica Bank Index Fund                              502,900
    Comerica Bank Bond Fund                               154,200

         Total                                         $6,463,400


4. Income Tax Status:

   The  Internal  Revenue Service has ruled that the Plan  qualifies  under
   Section 401 of the Internal Revenue Code ("IRC") and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

   The Plan obtained its latest determination letter on March 26, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.

5. Summary of Financial Data:

   The following is a summary of the plan financial information segregated by investment program:


                                  SUMMARY OF NET ASSETS
                                         _______

                    Guaranteed     Bond Fund      Cash      Euro-Pacific
                    Investment         of       Management     Growth
                    Contracts       America       Trust          Fund

Net assets available for plan benefits:
December 31, 1995   $1,631,500     $204,400   $2,497,200      $524,700

                    Income         Investment     New
                    Fund of          Co. of     Perspective
                    America         America       Fund          Total

Net assets available for plan benefits:
December 31, 1995     $969,900   $1,110,300     $873,400    $7,811,400


                    Comerica
                    Short-Term
                    Investment     Comerica
                    Fund and       Guaranteed
                    Guaranteed     Investment   Comerica       Comerica
                    Investment      Contract     Equity        Balanced
                    Contracts         Fund        Fund           Fund

December 31, 1995   $2,721,000     $995,400   $1,267,700      $830,400

                    Comerica       Comerica
                    Index            Bond
                    Fund             Fund         Other         Total

December  31,  1995      $513,700     $157,200            $0     $6,485,400
5. Summary of Financial Data, continued:

                             SUMMARY OF CHANGES IN NET ASSETS

                           for the year ended December 31, 1995
                                         _______


                    Comerica     Guaranteed      Bond         Cash
                      Bank       Investment     Fund of     Management
                      Funds       Contracts     America       Trust
Additions:
  Employee contributions
                         $0             $0      $50,200     $262,300

  Transfers in
                                 1,638,800      142,700    2,317,000

  Interest and Dividend Income
                      1,400        116,500        6,400      186,200

  Net appreciation (depreciation)
    in fair value of investments
                          0              0        5,600            0

      Total additions
                      1,400      1,755,300      204,900    2,765,500

Deductions:
  Participant distributions
                    142,800        123,800          500      268,300

  Transfers out
                  6,344,000              0            0            0

      Total deductions
                  6,486,800        123,800          500      268,300

      Net additions (deductions)
               $(6,485,400)     $1,631,500     $204,400   $2,497,200
5. Summary of Financial Data, continued:

                             SUMMARY OF CHANGES IN NET ASSETS

                           for the year ended December 31, 1995
                                         _______



            Euro-Pacific    Income    Investment      New
              Growth        Fund of     Co.of      Perspective
               Funds        America    America        Fund        Total

Additions:
  Employee contributions
            $204,400       $182,300   $282,100      $267,000   $1,248,300

  Transfers in
             288,200        680,600    712,400       564,300    6,344,000

  Interest and Dividend Income
              14,200         42,100     57,700        42,400      466,900

  Net appreciation (depreciation)
    in fair value of investments
              32,000         71,800     71,900        27,900      209,200

      Total additions
             538,800        976,800  1,124,100       901,600    8,268,400

Deductions:
  Participant distributions
              14,100          6,900     13,800        28,200      598,400

  Transfers out
                   0              0          0             0    6,344,000

      Total deductions
              14,100          6,900     13,800        28,200    6,942,400

      Net additions (deductions)
            $524,700       $969,900 $1,110,300      $873,400   $1,326,000

5. Summary of Financial Data, continued:

                             SUMMARY OF CHANGES IN NET ASSETS

                           for the year ended December 31, 1994
                                         _______

                    Comerica
                    Short-Term
                    Investment     Comerica
                    Fund and       Guaranteed
                    Guaranteed     Investment   Comerica    Comerica
                    Investment      Contract     Equity     Balanced
                    Contracts         Fund        Fund        Fund
Additions:
  Employee contributions
                          $0       $323,400     $254,200    $187,600

  Transfers in
                           0        473,300        1,400       7,500

  Interest and Dividend Income
                     204,000         42,900        8,000      21,900

  Net appreciation (depreciation)
    in fair value of investments
                           0              0     (82,200)    (56,400)

      Total additions
                     204,000        839,600      181,400     160,600

Deductions:
  Participant distributions
                     533,600         60,700      320,500     135,600

  Transfers out
                     567,100         13,000      152,400     122,000

      Total deductions
                   1,100,700         73,700      472,900     257,600

      Net additions (deductions)
                  $(896,700)       $765,900   $(291,500)   $(97,000)
5. Summary of Financial Data, continued:

                             SUMMARY OF CHANGES IN NET ASSETS

                           for the year ended December 31, 1994
                                         _______


                     Comerica        Comerica
                      Index            Bond
                      Fund             Fund         Total

Additions:
  Employee contributions
                      $302,900        $40,100     $1,108,200

  Transfers in
                       300,600        153,200        936,000

  Interest and Dividend Income
                           100          6,000        282,900

  Net appreciation (depreciation)
    in fair value of investments
                         3,500       (12,100)      (147,200)

      Total additions
                       607,100        187,200      2,179,900

Deductions:
  Participant distributions
                        27,700         14,200      1,092,300

  Transfers out
                        65,700         15,800        936,000

      Total deductions
                        93,400         30,000      2,028,300

      Net additions (deductions)
                      $513,700       $157,200       $151,600



6. Benefit Payments:

   Benefits  payable  to  participants  who  became  eligible  to  take   a
   distribution from the Plan but have not yet been paid aggregated $41,900 and $179,300 at December 31, 1995 and 1994, respectively.

7. Form 5500:

   The difference between the information included in Form 5500 and that which is included in the accompanying financial statements is attributable to benefits payable being reported as a liability on Form 5500 and the accompanying financial statements not reporting benefits payable as a liability on the statement of net assets available for plan benefits.

8. Certain Events:

   On January 1, 1995, the American Funds were appointed as asset manager, and BISYS was appointed as record keeper. The Newcor, Inc. Board of Directors approved the appointment of Capital Guardian Trust as Trustee.

   Effective April 1, 1996, the Company will begin providing a matching company contribution equal to 25 percent of the first 6 percent of employee contributions.

   The Company's matching contribution will be in the form of Newcor common stock and will be subject to a vesting schedule based on years of service from the date of hire as follows: 1 year of service, 30 percent vesting; 2 years of service, 60 percent vesting; 3 years of service 100 percent vesting.

   Newcor common stock will be made available as an additional investment option for employee contributions. The target date for this option is October 1, 1996.

   As amended, the plan administrator believes that the Plan will be in compliance with the applicable requirements of the Internal Revenue Code and will retain its tax-exempt status.
            NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

   ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       December 31, 1995
                            _______



 Identity of Issuer,
   Borrower, Lessor                                 Fair
 (a)  or Similar Party  Description of Investment   Value      Cost

*   American Funds Investments
      Euro Pacific Growth Fund      22,686 shares   $524,700   $498,000
      Income Fund of America        61,114 shares    969,900    899,200
      Investment Company of America 51,381 shares 1,110,300   1,041,800
      New Perspective Fund          53,321 shares    873,400    847,600
      Cash Management Fund        2,497,209 shares 2,497,200  2,497,200
      Bond Fund of America           14,723 shares   204,400    198,700

                                                   6,179,900  5,982,500

      Guaranteed Investment
      Contracts:
        Great West Life  8.25 percent; due 12/31/95  419,800    419,800
        Hartford Life    8.61 percent; due 12/31/96  722,900    722,900
        Principal Mutual 4.98 percent; due 12/31/95  488,800    488,800

1,631,500                    1,631,500


$7,811,400                  $7,614,000

                  NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                   for the year ended December 31, 1995
                                  _______


REPORTING CRITERION I:   Any transaction within the plan year, with respect
to any plan asset, involving an amount in excess of five percent of the current value of plan assets.

Identity of Party
  Description of Asset

                    Purchase   Selling   Cost     Current Value  Net Gain
                    Price      Price    of Asset    of Asset     or (Loss)
Great West Life
   Guaranteed Investment Contract 9.090%, 12/31/94
                  $408,330           $408,330       $408,330
Principal
   GAC,4.95%, 12/31/95
                   506,661              506,661      506,661

American Funds
    Cash Management
      1 Purchase 4,659,927            4,659,927    4,659,927
      1 Purchase 4,705,311            4,705,311    4,705,311
      1 Sale                4,705,311 4,705,311    4,705,311

Hartford
    GAC 8.61%, 12/31/95
                   710,698              710,698      710,698

REPORTING CRITERION II: Any series of transactions (other than transactions with respect to securities) within the plan year with or in conjunction with the same person which, when aggregated, regardless of the category of asset and the gain or loss on any transaction, involves an amount in excess of five percent of the current value of plan assets (Note
A).

          Not applicable.
                    NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued
                                    _______


REPORTING CRITERION III: Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities, when aggregated, involves an amount in excess of five percent of the current value of plan assets (Note
A).

Identity of Party
  Description of Asset

                    Purchase   Selling     Cost    Current Value  Net Gain
                    Price      Price     of Asset    of Asset     or (Loss)
American Funds
  Cash Management Trust
   120 Purchases  $2,309,474            $2,309,474  $2,309,474
   152 Sales                $4,472,153   4,472,153   4,472,153

American Funds
 Euro-Pacific Growth Fund
   91 Purchases      582,475               582,475     582,475
   20 Sales                     89,756      83,715      89,756     $6,041

American Funds
 Income Fund of America
   118 Purchases     939,045               939,045     939,045
    10 Sales                    40,995      39,564      40,995      1,431

American Funds
 Investment Company of America
   121 Purchases   1,127,306             1,127,306   1,127,306
    14 Sales                    88,796      84,705      88,796      4,091

American Funds
 New Perspective Fund
   131 Purchases     891,903               891,903     891,903
    19 Sales                    46,413      43,738      46,413      2,675

                    NEWCOR, INC. SAVINGS PLAN FOR EMPLOYEES

           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued
                                    _______




REPORTING CRITERION IV: Any transaction within the plan year with respect to securities with or in conjunction with a person which, if any prior or subsequent single transaction within the plan year with such person with respect to securities, exceeds five percent of the current value of plan assets.

Identity of Party
  Description of Asset

                    Purchase   Selling   Cost     Current Value  Net Gain
                    Price      Price    of Asset    of Asset     or (Loss)


          Not applicable.
      Note:   (A)  Transactions already reported under Criterion I are  not repeated here.